Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated August 13, 2014

Registration No. 333-189923

Supplementing the Preliminary

Prospectus Supplement dated August 12, 2014

and Prospectus dated July 12, 2013

GOVERNMENT PROPERTIES INCOME TRUST

This information supplements the information contained in the preliminary prospectus supplement dated August 12, 2014 to the prospectus dated July 12, 2013.

PRICING TERM SHEET

Issuer:	Government Properties Income Trust

Expected Ratings (Moody’s / S&P):	Baa3 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Security:	3.75% Senior Notes due 2019

Principal Amount:	$350,000,000

Trade Date:	August 13, 2014

Settlement Date:	August 18, 2014 (T+3)

Maturity Date:	August 15, 2019

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2015

Benchmark Treasury:	1.625% due July 31, 2019

Benchmark Treasury Price / Yield:	100-07 ¼ / 1.577%

Spread to Benchmark Treasury:	+ 235 basis points

Yield to Maturity:	3.927%

Coupon (Interest Rate):	3.750% per annum

Price to Public:	99.205% of principal amount, plus accrued interest from August 18, 2014

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the notes are redeemed on or after July 15, 2019 (one month prior to the stated maturity of the Notes), the make-whole amount will be zero.

CUSIP / ISIN:	38376A AA1 / US38376AAA16

Pro Forma Ratio of Earnings to Fixed Charges(1):	Six Months Ended June 30, 2014	Year Ended December 31, 2013
	3.1x	2.6x

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC RBC Capital Markets, LLC UBS Securities LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. Comerica Securities, Inc. SMBC Nikko Securities America, Inc. Mizuho Securities USA Inc.
Conflicts of Interest

Affiliates of certain of the underwriters, including Citigroup Global Markets Inc., Jefferies LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BB&T Capital Markets, a division of BB&T Securities, LLC, BBVA Securities Inc., Comerica Securities, Inc. and SMBC Nikko Securities America, Inc. are lenders under the Issuer’s new term loan and its revolving credit facility and will receive pro rata portions of the net proceeds from this offering used to repay amounts outstanding thereunder.

(1)                                 For purposes of calculating the ratios above, earnings have been calculated by adding fixed charges to pre-tax income from continuing operations. Fixed charges consist of interest on indebtedness and amortization of deferred finance costs and debt discounts. The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges.

CAPITALIZATION

The “Capitalization” section on page S-7 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the “Capitalization” section set forth below:

The following table shows our capitalization as of June 30, 2014 on an actual basis, and as adjusted to reflect (i) the issuance of the notes, (ii) the $500 million new term loan we entered into in July 2014, (iii) $181.0 million additional borrowings under our revolving credit facility incurred after June 30, 2014, (iv) our July 2014 issuance of 15,525,000 common shares in a public offering at a public offering price of $23.50 per share and the application of net proceeds of $349.7 million to repay a portion of the new term loan and (v) the use of the estimated net proceeds from this offering of $344.7 million to repay the remaining outstanding principal amount of the new term loan and $195.0 million of the outstanding borrowings under our revolving credit facility.

	June 30, 2014
	Actual	As adjusted
	(amounts in thousands, except share and per share amounts) (unaudited)

Debt:
Unsecured revolving credit facility	$195,500	$181,533
Unsecured term loan	350,000	350,000
New term loan	—	—
3.750% Senior Notes due 2019, net of discount	—	345,118
Mortgage notes payable	189,959	189,959
Total debt	735,459	1,066,610
Shareholders’ equity:
Common shares of beneficial interest, par value $0.01 per share; 70,000,000 and 100,000,000 shares authorized, respectively, 54,750,836 and 70,275,836 shares issued and outstanding at June 30, 2014 and as adjusted, respectively	548	703
Additional paid in capital	1,106,452	1,456,028
Cumulative net income	221,711	221,711
Cumulative other comprehensive income	90	90
Cumulative common distributions	(355,578)	(355,578)
Total shareholders’ equity	973,223	1,322,954
Total capitalization	$1,708,682	$2,389,564

The issuer has filed a registration statement (including a prospectus dated July 12, 2013 and a preliminary prospectus supplement dated August 12, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Jefferies LLC toll-free at 1-877-547-6340, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.